Filed by ActivCard Corp.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934

Subject Company: ActivCard S.A.

Registration Statement No. 333-105558

Date: July 10, 2003

ACTIVCARD ANNOUNCES SECOND REMINDER FOR ACTIVCARD S.A. SECURITY

HOLDERS THAT DID NOT PARTICIPATE IN FEBRUARY 2003 EXCHANGE OFFER

FREMONT, CALIFORNIA — July 10, 2003 — Today, ActivCard Corp. (Nasdaq: ACTI / NASDAQ Europe: ACTI) issued the following reminder to the holders of ActivCard S.A. common shares and American depositary shares (ADSs). The purpose of the announcement is to remind ActivCard S.A. security holders that their opportunity to exchange their common shares and ADSs for shares in ActivCard Corp. under the terms of the extended follow-on exchange offer previously announced will expire at midnight, New York City time, on July 14, 2003.

Due to the significant costs associated with undertaking a registered exchange offer, ActivCard Corp. does not expect to undertake another registered exchange offer to provide for the exchange of any remaining ActivCard S.A. securities or any future measures to provide the holders of ActivCard S.A. securities with liquidity.

IF YOU ARE A HOLDER OF ACTIVCARD S.A. COMMON SHARES OR ADSs AND YOU HAVE NOT YET RECEIVED INFORMATION REGARDING THE FOLLOW-ON TENDER OFFER, YOU SHOULD IMMEDIATELY CONTACT EITHER YOUR BROKER OR INNISFREE M&A INCORPORATED AT THE TELEPHONE NUMBERS LISTED BELOW.

IF YOU HOLD ACTIVCARD S.A. SHARES OR ADSs, YOU MUST ACT BY JULY 14, 2003 IF YOU WANT TO PARTICIPATE IN THE FOLLOW-ON EXCHANGE OFFER AND RECEIVE SHARES OF ACTIVCARD CORP. YOUR ACTIVCARD S.A. SHARES AND ADSs WILL NOT BE AUTOMATICALLY EXCHANGED IN THE EXCHANGE OFFER.

IF YOU DO NOT EXCHANGE YOUR ACTIVCARD S.A. SHARES OR ADSs BY JULY 14, 2003, YOU WILL BE CHOOSING TO NOT PARTICIPATE IN THE FOLLOW-ON EXCHANGE OFFER AND YOU WILL CONTINUE TO HOLD ACTIVCARD S.A. SECURITIES, WHICH ARE NO LONGER TRADED ON THE NASDAQ NATIONAL MARKET OR NASDAQ EUROPE.

ADDITIONAL INFORMATION:

If you have any questions regarding the follow-on exchange offer, you should call the information agent, Innisfree M&A Incorporated, as follows:

—	Shareholders or ADS holders in the European Union, call toll-free at 00-800-7710-9970

—	Shareholders or ADS holders in the U.S. and Canada, call toll-free at 1-877-750-5836

—	Banks, Brokers and Others, call collect at 212-750-5833

Innisfree M&A Incorporated is acting on behalf of ActivCard as information agent for this follow-on exchange offer.

We have filed a registration statement, including a prospectus, and other related documents with the Securities and Exchange Commission, or SEC, in connection with the follow-on exchange offer. We urge investors to read these documents and our prospectus, dated June 24, 2003, filed with the SEC pursuant to Rule 424(b)(3) (the “Prospectus”), because they contain important information regarding ActivCard and the exchange offer. Investors will be able to obtain any documents filed with the SEC relating to the transaction free of charge from the SEC’s website at www.sec.gov.

About ActivCard

ActivCard, www.activcard.com, is the leader in IDentity Management (IDM) software for remote access, secure sign-on and digital ID card solutions. Our scalable IDM and strong authentication solutions are trusted by organizations — from enterprise to governments around the world. ActivCard IDM systems deliver maximum Return On Identity(TM) (ROI) through increased security, reduced cost, and user convenience. The modular product design allows our customers to add capabilities as required, preserving their investment.

ActivCard is a registered trademark in the United States and/or other countries. All other trademarks are the property of their respective owners in the United States and/or other countries.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks associated with fluctuations in operating results, our history of losses, the concentration of our customer base, our reliance on strategic relationships, acquisitions and managing the Company’s future growth, and other risks identified in the Prospectus and in ActivCard Corp.’s periodic filings with the United States Securities and Exchange Commission, including, but not limited to, those appearing under the caption “Risk Factors” in the Prospectus and Company’s annual report on Form 10-K. Actual results, events and performance may differ materially. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such jurisdiction.